UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On July 17, 2020, Medigus Ltd. issued a press release titled: “Medigus to Resell Polyrizon’s Future Products for Protection Against COVID-19 Spread and Other Biological Threats”. A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release titled: “Medigus to Resell Polyrizon’s Future Products for Protection Against COVID-19 Spread and Other Biological Threats”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: July 17, 2020	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer

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